UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of the Unaudited Condensed Consolidated Financial Statements as of June 30, 2023

TELECOM ARGENTINA S.A.

Unaudited Condensed Consolidated Financial Statements as of June 30, 2023

General Hornos 690

(1272) Ciudad Autónoma de Buenos Aires

Argentina

TELECOM ARGENTINA S.A.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

TELECOM ARGENTINA S.A.

Glossary of terms

The following explanations are not technical definitions, but to assist the general reader to understand certain terms as used in these unaudited consolidated financial statements.

ADS: Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing five Class B Shares.

ADR: American Depositary Receipt.

AFIP (Administración Federal de Ingresos Públicos): The Argentine federal tax authority.

BYMA (Bolsas y Mercados Argentinos): Buenos Aires Stock Exchange.

CAPEX: Capital expenditures.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

Company/Telecom Argentina: Telecom Argentina S.A.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

CVH: Cablevisión Holding S.A., controlling company of Telecom since January 1, 2018.

DFI: Derivate Financial Instrument.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

Fintech: Fintech Telecom LLC, a Telecom shareholder.

fintech: Financial technology services.

Fixed assets: Includes PP&E, Intangible assets, Goodwill and Rights of use assets.

IAS: International Accounting Standards.

IASB: International Accounting Standards Board.

ICT Services (Information and Communication Technology services): Services to transport and distribute signals or data, such as voice, text, video and images, provided or requested by third-party users, through telecommunications networks.

IFRS: International Financial Reporting Standards, as issued by the International Accounting Standards Board.

INDEC (Instituto Nacional de estadísticas y censos): The National Institute of statistics and cense.

La Capital Cable/Ver TV/TSMA: Names corresponding to limited companies La Capital Cable S.A., Ver T.V. S.A. and Teledifusora San Miguel Arcángel S.A., respectively, companies that are directly or indirectly associates according to the definition of the General Corporations Law.

LAD (Ley Argentina Digital): Argentine Digital Law No. 27,078.

LGS (Ley de General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

Micro Sistemas/Pem/Cable Imagen/AVC Continente Audiovisual/Inter Radios/Personal Smarthome/ NYS2/NYSSA: Names corresponding to limited companies or limited responsibility companies that are directly or indirectly controlled according to the definition of the General Corporations Law, or were controlled by the Company, directly or indirectly: Micro Sistemas S.A.U., Pem S.A.U., Cable Imagen S.R.L., AVC Continente Audiovisual S.A., Inter Radios S.A.U., Personal Smarthome S.A., NYS2 S.A.U., Negocios y Servicios S.A.U.

MULC (Mercado Único y Libre de Cambios): The Argentine Single and Free Exchange Market.

NYSE: New York Stock Exchange.

OPHC: Name corresponding to company Open Pass Holding Corporation that is a joint venture of Telecom.

PEN (Poder Ejecutivo Nacional): The executive branch of the Argentine government.

PP&E: Properties, plant and equipment.

RECPAM (Resultado por exposición a los cambios en el poder adquisitivo de la moneda): Inflation Adjustment Gain (Loss).

RMB: Official currency of Popular Republic of China.

RT: Technical resolutions issued by the FACPCE.

TELECOM ARGENTINA S.A.

RT 26: Technical resolution No, 26 issued by the FACPCE, amended by RT29 and RT43.

Telecom: Telecom Argentina and its consolidated subsidiaries.

Telecom USA/Núcleo/Personal Envíos/Tuves Paraguay/Televisión Dirigida/Adesol/Opalker/Ubiquo: Names corresponding to foreign companies Telecom Argentina USA, Inc., Núcleo S.A.E, Personal Envíos S.A., Tuves Paraguay S.A., Televisión Dirigida S.A., Adesol S.A., Opalker S.A. and Ubiquo Chile Spa, respectively, companies that are directly or indirectly controlled according to the definition of the General Corporations Law.

USA: United States of America

VLG: VLG S.A.U. (formerly VLG Argentina LLC), a company that is a shareholder of the Company and controlled by CVH.

In these unaudited consolidated financial statements, unless otherwise stated, $ amounts are stated in millions.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos in current currency - Note 1.d)

		June 30,	December 31,
ASSETS	Note	2023	2022
Current Assets
Cash and cash equivalents	2	60,901	60,351
Investments	2	19,220	12,617
Trade receivables	3	56,847	56,680
Other receivables	4	34,957	29,439
Inventories	5	10,371	9,716
Assets classified as held for sale		1,430	1,437
Total current assets		183,726	170,240
Non-Current Assets
Trade receivables	3	174	178
Other receivables	4	2,008	2,516
Deferred income tax assets	13	4,210	3,725
Investments	2	11,849	9,707
Goodwill	6	745,678	745,507
PP&E	7	1,119,152	1,194,592
Intangible assets	8	365,608	383,947
Right of use assets	9	99,385	94,827
Total non-current assets		2,348,064	2,434,999
TOTAL ASSETS		2,531,790	2,605,239
LIABILITIES
Current Liabilities
Trade payables	10	135,053	134,494
Borrowings	11	233,950	202,457
Salaries and social security payables	12	38,829	56,735
Income tax payables	13	292	473
Other taxes payables	14	16,988	14,964
Leases liabilities	15	14,247	13,866
Other liabilities	16	8,160	7,474
Provisions	17	3,573	3,968
Total current liabilities		451,092	434,431
Non-Current Liabilities
Trade payables	10	276	480
Borrowings	11	468,164	504,523
Salaries and social security payables	12	3,080	4,139
Deferred income tax liabilities	13	348,730	386,065
Other taxes payables	14	27	67
Leases liabilities	15	27,055	29,676
Other liabilities	16	4,111	3,933
Provisions	17	17,008	17,561
Total non-current liabilities		868,451	946,444
TOTAL LIABILITIES		1,319,543	1,380,875
EQUITY
Equity attributable to Controlling Company		1,186,306	1,199,937
Equity attributable to non-controlling interest		25,941	24,427
TOTAL EQUITY(See Consolidated Statements of Changes in Equity)		1,212,247	1,224,364
TOTAL LIABILITIES AND EQUITY		2,531,790	2,605,239

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos in current currency, except per share data in Argentine pesos in current currency - Note 1.d)

		Three-month period ended June 30,		Six-month period ended June 30,
	Note	2023	2022	2023	2022
Revenues	21	251,350	273,566	517,253	570,376
Employee benefit expenses and severance payments	22	(60,332)	(69,224)	(124,288)	(130,467)
Interconnection and transmission costs		(7,253)	(8,430)	(15,185)	(17,501)
Fees for services, maintenance, materials and supplies	22	(33,132)	(34,517)	(64,306)	(66,207)
Taxes and fees with the Regulatory Authority	22	(19,449)	(21,218)	(39,925)	(43,914)
Commissions and advertising		(16,006)	(15,583)	(31,500)	(31,830)
Cost of equipment and handsets	22	(15,723)	(11,653)	(28,061)	(26,853)
Programming and content costs		(14,104)	(17,085)	(29,349)	(36,043)
Bad debt expenses	3	(4,850)	(5,825)	(12,895)	(13,914)
Other operating expenses	22	(14,251)	(18,642)	(24,980)	(29,359)
Depreciation, amortization and impairment of fixed assets	22	(86,558)	(92,968)	(170,897)	(192,688)
Operating loss		(20,308)	(21,579)	(24,133)	(18,400)
Earnings from associates and joint ventures	2	(1,337)	7	(811)	310
Debt financial results	23	(6,643)	17,196	4,393	53,871
Other financial results, net	23	9,420	9,721	22,366	29,540
Income (loss) before income tax		(18,868)	5,345	1,815	65,321
Income tax benefit	13	23,019	3,334	37,592	3,404
Net income for the period		4,151	8,679	39,407	68,725

Attributable to:
Controlling Company		3,473	7,897	37,833	67,390
Non-controlling interest		678	782	1,574	1,335
		4,151	8,679	39,407	68,725

Earnings per share for income attributable to the Controlling Company - Basic and diluted	1.c	1.61	3.67	17.57	31.29

The accompanying notes are an integral part of these unaudited consolidated financial statements.

See Note 22 for additional information on operating expenses per function.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos in current currency - Note 1.d)

	Three-month period ended June 30,		Six-month period ended June 30,
	2023	2022	2023	2022

Net income for the period	4,151	8,679	39,407	68,725

Other comprehensive income - Will be reclassified subsequently to profit or loss
Currency translation adjustments (no effect on Income Tax)	(368)	(1,728)	(1,322)	(6,017)
DFI effects classified as hedges	775	19	522	213
Income Tax effects on DFI classified as hedges and others	(278)	-	(184)	(63)
Other comprehensive income (loss), net of tax	129	(1,709)	(984)	(5,867)

Total comprehensive income for the period	4,280	6,970	38,423	62,858

Attributable to:
Controlling Company	3,508	6,502	36,908	62,758
Non-controlling interest	772	468	1,515	100
	4,280	6,970	38,423	62,858

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos in current currency - Note 1.d)

	Owners contribution		Reserves
	Outstanding shares	Inflation adjustment	Contributed Surplus	Legal	Special reserve for IFRS implementation	Facultative (2)	Other comprehensive results	Retained earnings	Equity attributable to controlling company	Equity attributable to non-controlling interest	Total Equity
	Capital nominal value (1)
Balances as of January 1, 2022	2,154	413,905	1,068,750	23,487	9,052	88,028	(41,793)	25,227	1,588,810	25,158	1,613,968
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2022:
- Reserves constitution	-	-	-	1,199	-	24,233	-	(25,432)	-	-	-
- Reserves reallocation	-	-	(44,871)	-	-	44,871	-	-	-	-	-
Dividends (3)	-	-	-	-	-	(68,197)	-	-	(68,197)	-	(68,197)
Dividends to non-controlling shareholders (4)	-	-	-	-	-	-	(205)	205	-	(1,917)	(1,917)
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	67,390	67,390	1,335	68,725
Other comprehensive loss	-	-	-	-	-	-	(4,632)	-	(4,632)	(1,235)	(5,867)
Total Comprehensive Income (loss)	-	-	-	-	-	-	(4,632)	67,390	62,758	100	62,858

Balances as of June 30, 2022	2,154	413,905	1,023,879	24,686	9,052	88,935	(46,630)	67,390	1,583,371	23,341	1,606,712

Balances as of January 1, 2023	2,154	413,905	1,023,879	24,686	9,052	88,935	(49,509)	(313,165)	1,199,937	24,427	1,224,364
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2023
- Specific loss allocation (1)	-	-	(412,757)	-	-		-	412,757	-	-	-
- Reserves constitution (1)	-	-	-		-	99,592	-	(99,592)	-	-	-
Dividends (3)	-	-	-	-	-	(50,539)	-	-	(50,539)	-	(50,539)
Subsidiary acquisition (5)	-	-	-	-	-	-	-	-	-	(1)	(1)
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	37,833	37,833	1,574	39,407
Other comprehensive loss	-	-	-	-	-	-	(925)	-	(925)	(59)	(984)
Total Comprehensive income (loss)	-	-	-	-	-	-	(925)	37,833	36,908	1,515	38,423

Balances as of June 30, 2023	2,154	413,905	611,122	24,686	9,052	137,988	(50,434)	37,833	1,186,306	25,941	1,212,247

(1) See Note 20 to these unaudited consolidated financial statements.

(2) Correspond to the Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level.

(3) See Note 2.b) to these unaudited consolidated financial statements.

(4) Correspond to Nucleo’s Shareholders

(5) Correspond to Ubiquo’s acquisition. See Note 1.a) to these unaudited consolidated financial statements.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos in current currency – Note 1.d)

		Six-month period ended June 30,
	Note	2023	2022
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the period		39,407	68,725
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowances deducted from assets		12,210	20,355
Depreciation of PP&E	7	133,758	150,512
Amortization of intangible assets	8	20,949	21,390
Amortization of rights of use assets	9	16,155	15,332
Disposals of fixed assets and consumption of materials		135	6,485
Earnings from associates and joint ventures	2.a	811	(310)
Financial results and others		(36,400)	(85,156)
Income tax	13	(37,592)	(3,404)
Income tax paid (*)		(900)	(10,768)
Net increase in assets	2.b	(61,216)	(42,645)
Net increase in liabilities	2.b	46,820	22,811
Total cash flows from operating activities		134,137	163,327
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
PP&E acquisitions		(51,718)	(90,910)
Intangible asset acquisitions		(2,421)	(3,156)
Acquisition of shareholdings		(1,092)	(612)
Proceeds from dividends	2.b	359	373
Proceeds from the sale of PP&E and intangible assets		64	539
Net investments acquisitions not considered as cash and cash equivalents		(63,948)	(64,137)
Total cash flows used in investing activities		(118,756)	(157,903)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from borrowings	2.b	77,056	54,063
Payment of borrowings	2.b	(37,491)	(26,348)
Payment of interests and related expenses	2.b	(42,543)	(34,131)
Payments of leases liabilities	15	(10,008)	(5,665)
Payments of dividends	2.b	-	(959)
Total cash flows used in financing activities		(12,986)	(13,040)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		2,395	(7,616)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		60,351	58,261
NET FOREIGN EXCHANGE DIFFERENCES AND RECPAM ON CASH AND CASH EQUIVALENTS		(1,845)	(4,258)
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		60,901	46,387

(*)	Six-month period ended June 30,
	2023	2022
Corresponding to Controlling Company	(321)	(10,126)
Corresponding to subsidiaries	(579)	(642)
	(900)	(10,768)

See Note 2.b for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (*)

(In millions of Argentine pesos in current currency, except as otherwise indicated)

(*) By convention the definitions used in the notes are in the Glossary of Terms.

TELECOM ARGENTINA S.A.

NOTE 1 – BASIS OF PREPARATION OF THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of preparation and significant accounting policies

As required by the CNV, the unaudited consolidated financial statements of the Company have been prepared in accordance with RT 26 of FACPCE (and its amendments), which adopted IFRS as issued by the IASB, standards also adopted by the CPCECABA.

For the preparation of these unaudited consolidated financial statements, the Company has elected to make use of the option provided by IAS 34 and has prepared them in its condensed form. Therefore, these financial statements do not include all the information required in an annual financial statement and, consequently, they must be read jointly with the annual financial statements as of December 31, 2022, which can be consulted at the Company´s website (https://institucional.telecom.com.ar/inversores/informacionfinanciera.html). Therefore, these unaudited consolidated financial statements were prepared following the same accounting policies as in the most recent annual financial statements, including in addition, the application of IAS 28 for joint ventures in accordance with the acquisition of OPHC during the first semester of 2023 (see Notes 2.a) and 26). This standard also applies to investment in associates and, therefore, was descripted in the annual financial statements as of December 31, 2022.

These unaudited consolidated financial statements were prepared including in the consolidation process the following companies:

Company	Main Activity	Country	Telecom Argentina's direct / indirect interest in capital stock and votes
Núcleo	Mobile telecommunications Services	Paraguay	67.50%
Personal Envíos	Mobile financial services	Paraguay	67.50%
Tuves Paraguay	Distribution of television and audio signals direct to home services	Paraguay	67.50%
Micro Sistemas	Services related to the use of electronic payment media	Argentina	100.00%
Pem	Investment	Argentina	100.00%
Cable Imagen	Closed-circuit television	Argentina	100.00%
Televisión Dirigida	Cable television services	Paraguay	100.00%
Adesol (a)	Holding	Uruguay	100.00%
AVC Continente Audiovisual	Broadcasting services	Argentina	100.00%
Inter Radios	Broadcasting services	Argentina	100.00%
Telecom USA	Telecommunication services	USA	100.00%
Personal Smarthome (b)	Security solutions and services	Argentina	100.00%
NYS2 (b) (e)	ICT services and Audiovisual Communication Services	Argentina	100.00%
Opalker	Cybersecurity and related services	Uruguay	100.00%
NYSSA (c)	Internet Services	Argentina	100.00%
Ubiquo (d)	Cybersecurity services and products	Chile	95.00%

(a)	Includes the 100% interest in Telemas S.A., which holds interests in the following special-purpose entities: Audomar S.A., Bersabel S.A., Dolfycor S.A., Reiford S.A., Space Energy S.A., Tracel S.A. and Visión Satelital S.A.
(b)	As of June 30, 2023 is a dormant entity.
(c)	Company acquired on June 1, 2022.
(d)	Company indirectly acquired by the subsidiary Opalker on June 20, 2023, for a total amount of US$0.2 million ($51 in current currency as of June 30, 2023). A goodwill of $107 was recognized related to this transaction. This acquisition allows the Company to move forward in its regional expansion model with cybersecurity solutions.
(e)	In May 2023, the Company changed its name from “Personal Smart Security S.A.U.” to “NYS2 S.A.U.” and modified its main activity to “ICT Services and Audiovisual Communication Services”.

The preparation of these unaudited consolidated financial statements in accordance with IFRS requires that the Company's Management make estimates that affect the figures disclosed in the financial statements or its complementary information. Actual results may differ from these estimates.

These unaudited consolidated financial statements were prepared in current currency as of June 30, 2023 (see item d) on an accrual basis of accounting (except for the statement of cash flows).

The figures as of December 31, 2022 and for the three and six-month periods ended on June 30, 2022, which are disclosed in these unaudited consolidated financial statements for comparative purposes, are a result of restating the financial statements as of such dates to values in current currency as of June 30, 2023. This is as consequence of the restatement process of the financial information described in point d). When applicable, certain reclassifications were made for comparative purposes.

These unaudited consolidated financial statements as of June 30, 2023, were approved by resolution of the Board of Directors’ meeting held on August 9, 2023.

TELECOM ARGENTINA S.A.

These unaudited consolidated financial statements contain all disclosures required under IAS 34. Some additional disclosures required by the LGS and/or by the CNV have been also included.

b)	Segment information

The Executive Committee and the Chief Executive Officer (“CEO”) are responsible for controlling recourses and for the economic and financial performance of Telecom and have a strategic and operational vision of Telecom as a single business unit in Argentina, according to the current regulatory context of the converged ICT services industry (adding to the same segment both the activities related to the mobile services, internet services, cable television and fixed and data services, services governed by the same regulatory framework of ICT services). To exercise its functions, both the Executive Committee and the CEO receive periodically the economic-financial information of Telecom Argentina and its subsidiaries (in current currency as of the date of each transaction), that is prepared as a single segment and evaluate the evolution of business as a unit of generation of results, administrating the resources in a unique way to achieve the objectives. Regarding to costs, they are not specifically appropriate to a type of service, considering that the Company has a single payroll and operating expenses that affect all services in general (non-specific). On the other hand, decisions on CAPEX affect all the types of services provided by Telecom in Argentina and not specifically to one of them. Based on what was previously described, it was defined that the Company has a single segment of operations in Argentina.

Additionally, Telecom, through Micro Sistemas, develops activities in the fintech industry in Argentina, which are not analyzed as a separate segment by the Executive Committee and the CEO, who analyze the consolidated information of companies in Argentina, taking into account that, as of June 30, 2023, activities of Micro Sistemas are not significant and do not exceed any of the quantitative thresholds identified under IFRS to qualify as reportable segments. The Executive Committee and the CEO will continue to monitor the evolution of this business to assess its eventual consideration as a separate reportable segment provided it complies with the requirements established by IFRS to that effect.

Telecom carries out activities abroad (Paraguay, United States of America, Uruguay and Chile). These operations are not analyzed as a separate segment by the Executive Committee and the CEO, who analyze the consolidated information of companies in Argentina and abroad (in current currency as of the date of each transaction), considering that the activities of foreign companies are not significant for Telecom. Operations carried out abroad by Telecom do not meet the aggregation criteria established by the standard to be grouped within the "Services rendered in Argentina" segment, and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category "Other abroad segments".

The Executive Committee and the CEO evaluate the profitability for each reportable segment based on the measure of the Adjusted EBITDA. Adjusted EBITDA is defined as our net (loss) income less income taxes, financial results, Earnings (losses) from associates and joint ventures, depreciation, amortization and impairment of fixed assets.

Presented below is the Segment financial information as it is analyzed by the Executive Committee and the CEO for the six-month periods ended June 30, 2023 and 2022.

Consolidated Income Statement as of June 30, 2023

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	409,280	75,670	484,950	29,072	5,289	34,361	(2,058)	517,253
Operating costs without depreciation, amortization and impairment of fixed assets	(294,638)	(57,728)	(352,366)	(17,095)	(3,086)	(20,181)	2,058	(370,489)
Adjusted EBITDA	114,642	17,942	132,584	11,977	2,203	14,180	-	146,764

Depreciation, amortization and impairment of fixed assets								(170,897)
Operating loss								(24,133)
Earnings from associates and joint ventures								(811)
Debt financial expenses								4,393
Other financial results, net								22,366
Income before income tax								1,815
Income tax benefit								37,592
Net income								39,407

Attributable to:
Controlling Company								37,833
Non-controlling interest								1,574
								39,407

TELECOM ARGENTINA S.A.

Consolidated Income Statement as of June 30, 2022

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	216,623	317,975	534,598	15,509	22,668	38,177	(2,399)	570,376
Operating costs without depreciation, amortization and impairment of fixed assets	(150,876)	(225,103)	(375,979)	(9,119)	(13,389)	(22,508)	2,399	(396,088)
Adjusted EBITDA	65,747	92,872	158,619	6,390	9,279	15,669	-	174,288

Depreciation, amortization and impairment of fixed assets								(192,688)
Operating loss								(18,400)
Earnings from associates and joint ventures								310
Debt financial expenses								53,871
Other financial results, net								29,540
Income before income tax								65,321
Income tax benefit								3,404
Net income								68,725

Attributable to:
Controlling Company								67,390
Non-controlling interest								1,335
								68,725

Additional information per geographical area is disclosed below:

	As of June 30,		As of December 31,
	2023	2022	2022
Revenues from customers located in Argentina	483,141	532,652	n/a
Revenues from foreign customers	34,112	37,724	n/a

CAPEX corresponding to the segment “Services rendered in Argentina”	54,736	75,169	n/a
CAPEX corresponding to the segment “Other abroad segments”	6,792	8,201	n/a

Fixed assets corresponding to the segment “Services rendered in Argentina”	2,244,781	n/a	2,331,715
Fixed assets corresponding to the segment “Other abroad segments”	85,042	n/a	87,158

Borrowings corresponding to the segment “Services rendered in Argentina”	684,421	n/a	688,799
Borrowings corresponding to the segment “Other abroad segments”	17,693	n/a	18,181

c)	Net earnings per share

Basic earnings per share is calculated by dividing the net income attributable to the Controlling Company by the weighted average number of ordinary shares outstanding during the period. On the other hand, diluted earnings per share is computed by dividing the net income attributable to the Controlling Company for the period by the weighted average number of common shares issued and to be potentially issued at the end of the period. Since the Company has no dilutive potential common stock outstanding, basic and dilutive earnings per share amounts do not differ.

For the three and six-month periods ended June 30, 2023 and 2022, the weighted average number of shares outstanding amounted to 2,153,688,011.

d)	Financial reporting in hyperinflationary economies

Since Argentina has been considered a high-inflation economy for accounting purposes in accordance with IAS 29 since July 1, 2018, the financial information expressed in Argentine pesos is restated in current currency of June 30, 2023.

The table below shows the evolution of the indexes as of June 30, 2023 and 2022 and December 31, 2022 according to official statistics (INDEC) in accordance with Resolution No. 539/18 and the devaluation of the Argentine peso vs. de US dollar for the same years / periods:

TELECOM ARGENTINA S.A.

	As of June 30, 2022	As of December 31, 2022	As of June 30, 2023

National Consumer Price Index (National CPI) (December 2016=100)	793.03	1,134.59	1,709.61

Variation in prices
Annual	63.98%	94.79%	115.58%
Accumulated 3 months since March 2022/2023	17.30%	n/a	23.78%
Accumulated 6 months	36.15%	n/a	50.68%

Banco Nación US$/$ exchange rate	125.23	177.16	256.7

Variation in the exchange rate
Annual	30.83%	72.47%	104.98%
Accumulated 3 months since March 2022/2023	12.81%	n/a	22.82%
Accumulated 6 months	21.91%	n/a	44.90%

The Company followed the same restatement policies for items identified in the annual consolidated financial statements as of December 31, 2022.

NOTE 2 – CASH AND CASH EQUIVALENTS AND INVESTMENTS. ADDITIONAL INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

a)	Cash and cash equivalents and Investments

	June 30,	December 31,
Cash and cash equivalents	2023	2022
Cash and Banks (1)	26,005	24,498
Time deposits	14,466	23,677
Mutual funds	15,885	4,889
Government bonds at fair value	4,545	7,287
Total cash and cash equivalents	60,901	60,351

(1)	As of June 30, 2023 includes restricted funds for $1,073 corresponding to the funds to be paid to clients.

Investments
Current
Government bonds at fair value	19,059	12,451
Mutual funds	161	166
	19,220	12,617
Non- current
Investments in associates and joint ventures(a)	11,848	9,706
2003 Telecommunications Fund	1	1
	11,849	9,707
Total investments	31,069	22,324

(a)	Information on Investments in associates and joint ventures is detailed below:

Financial position information:

Companies	Nature of relationship	Main activity	Country	Percentage of capital stock owned and voting rights (%)	Valuation as of 06.30.2023	Valuation as of 12.31.2022
Ver TV. (1)	Associate	Cable television station	Argentina	49.00	5,551	6,226
TSMA (1) (2) (3)	Associate	Cable television station	Argentina	50.10	1,959	2,340
La Capital Cable (1) (2)	Associate	Closed-circuit television	Argentina	50.00	1,047	1,140
OPHC (1) (4)	Joint venture	Holding	USA	50.00	3,291	-
Total					11,848	9,706

(1)	Data about the issuer arises from extra-accounting information.
(2)	Direct and indirect interest.
(3)	Despite owning a percentage higher than a 50% of interest, the Company does not have the control in accordance with the requirements of IFRS.
(4)	During April 2023, the Company has acquired a 50% shareholding in OPHC. See Note 26.2 to these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

Earnings information:

	Three-months period ended June 30,		Six-months period ended June 30,
	2023	2022	2023	2022
	Profit (loss)		Profit (loss)
Ver TV	(874)	(134)	(515)	149
TSMA	(450)	151	(381)	194
La Capital Cable	20	(10)	118	(33)
OPHC	(33)	-	(33)	-
Total	(1,337)	7	(811)	310

b)	Additional information on the consolidated statements of cash flows

Changes in assets/liabilities components:

	June 30,
Net (increase) decrease in assets	2023	2022
Trade receivables	(30,135)	(18,408)
Other receivables	(25,971)	(19,197)
Inventories	(5,110)	(5,040)
	(61,216)	(42,645)
Net increase (decrease) in liabilities
Trade payables	39,301	32,423
Salaries and social security payables	1,453	2,240
Other taxes payables	7,269	(6,301)
Other liabilities and provisions	(1,203)	(5,551)
	46,820	22,811

Main Financing activities components

The following table presents the main financing activities components:

	June 30,
	2023	2022
Bank overdrafts	33,635	10,755
Notes	40,262	12,152
Bank and other financial entities loans	3,159	28,625
Loans for purchase of equipment	-	2,531
Total borrowings proceeds	77,056	54,063
Notes	(5,135)	(71)
Bank and other financial entities loans	(27,995)	(21,131)
Loans for purchase of equipment	(4,361)	(5,146)
Total payment of borrowings	(37,491)	(26,348)
Bank overdrafts	(10,947)	(6,873)
Notes	(7,319)	(12,530)
Bank and other financial entities loans	(16,068)	(13,507)
By DFI, loans for purchase of equipment and others	(8,209)	(1,221)
Total payment of interest and related expenses	(42,543)	(34,131)

Main non-cash operating transactions

Main non-cash operating transactions and that were eliminated from the consolidated statement of cash flows are the following:

	June 30,
	2023	2022
PP&E and intangible assets acquisition financed with accounts payable	45,947	29,103
Right of use assets acquisition	20,516	14,069
Dividends payment made with investments not considered as cash and cash equivalents (See “Dividends paid”)	50,539	68,197
Trade payables cancelled with borrowings	2,650	8,888
Trade receivables cancelled with government bonds	-	1,011
Joint ventures acquisition cancelled with government bonds	265	-
Debt for acquisition of companies and joint ventures	1,900	918
Other receivables offset with acquisition of companies and joint ventures	107	-

TELECOM ARGENTINA S.A.

Dividends proceeds

Brief information on dividends proceeds by the Company is provided below:

Six-month period ended June 30	Paying Company	Distributed amount			Dividends collected
		Distribution month	Currency of the transaction date	Current currency as of June 30, 2023	Payment month	Current currency as of June 30, 2023
2023	Ver TV	March, 2023	130	160	April, 2023	148
	La Capital Cable	April, 2023	200	211	April, 2023	211
				371		359
2022	Ver TV	January, 2022	104	293	January, 2022	293
	TSMA	January, 2022	28	80	January, 2022	80
				373		373

Dividends paid

Distribution of non-cash dividends

Year 2023

Pursuant to the powers delegated by the shareholders of Telecom Argentina at the Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2023, on May 3, 2023, the Board of Directors decided to partially reverse the “Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level” for $47,701 ($50,539 in current currency as of June 30, 2023) which were distributed as non-cash dividends through the delivery of Global Bonds of the Argentine Republic amortizable in US dollars due on July 9, 2030 (the “2030 Global Bonds”), for a nominal value of US$ 411,214,954.

Year 2022

Pursuant to the powers delegated by Telecom Argentina’s Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2022, on June 2, 2022 the Board resolved to partially reverse the “Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level” for $31,634 ($68,197 in current currency as of June 30, 2023) to distribute as non-cash dividends through the delivery of Global Bonds of the Argentine Republic amortizable in US dollars for a nominal value of US$515,000,000: i) “2030 Global Bonds” for a nominal value of US$411,145,986 and ii) Global Bonds of the Argentine Republic amortizable in US dollars maturing on July 9, 2035 (the “2035 Global Bonds”) for a nominal value of US$103,854,014.

Cash dividends distributed

Brief information on cash dividends distributed and paid is provided below:

Six-months period ended June 30,	Paying company	Distribution month	Distributed amount		Payment month	Dividends paid in current currency as of June 30, 2023
			Currency of the transaction date	Current currency as of June 30, 2023
2022	Núcleo	April 2022	804	1,917	May 2022	959
				(a) 1,917		959

(a)	The second installment was paid in October 2022.

NOTE 3 – TRADE RECEIVABLES

	June 30,	December 31,
Current Trade receivables	2023	2022
Ordinary receivables	76,802	79,490
Companies under section 33 - Law No. 19,550 and related parties (Note 24.c)	400	339
Contractual asset IFRS 15	27	38
Allowance for doubtful accounts	(20,382)	(23,187)
	56,847	56,680
Non-current Trade receivables
Ordinary receivables	167	167
Contractual asset IFRS 15	7	11
	174	178
Total trade receivables, net	57,021	56,858

Movements in the allowance for current doubtful accounts are as follows:

	June 30,
	2023	2022
At the beginning of the year	(23,187)	(28,750)
Increases	(12,895)	(13,914)
Uses	7,243	9,227
RECPAM and currency translation adjustments	8,457	8,102
At the end of the period	(20,382)	(25,335)

TELECOM ARGENTINA S.A.

NOTE 4 – OTHER RECEIVABLES

	June 30,	December 31,
Current Other Receivables	2023	2022
Prepaid expenses	8,127	8,253
Guarantee of financial operations	12,074	3,640
Tax credits	8,768	14,383
Companies under section 33 - Law No. 19,550 and related parties (Note 24.c)	125	515
DFI	660	176
Indemnification assets	50	104
Guarantee deposits (Note 26.2)	2,322	-
Other	3,716	3,497
Allowance for other receivables	(885)	(1,129)
	34,957	29,439
Non-Current Other Receivables
Prepaid expenses	937	1,362
DFI	444	303
Tax credits	21	14
Other	606	837
	2,008	2,516
Total other receivables, net	36,965	31,955

Movements in the allowance for current other receivables are as follows:

	June 30,
	2023	2022
At the beginning of the year	(1,129)	(1,082)
Increases	(136)	(119)
RECPAM and currency translation adjustments	380	285
At the end of the period	(885)	(916)

NOTE 5 – INVENTORIES

	June 30,	December 31,
	2023	2022
Mobile handsets and others	11,100	10,454
Allowance for obsolescence of inventories	(729)	(738)
Total inventories	10,371	9,716

Movements in the allowance for obsolescence of inventories are as follows:

	June 30,
	2023	2022
At the beginning of the year	(738)	(949)
Increases	(50)	(233)
Decreases	59	39
At the end of the period	(729)	(1,143)

NOTE 6 – GOODWILL

	June 30,	December 31,
	2023	2022
Argentina (1)	742,986	742,980
Abroad (2)	2,692	2,527
Total goodwill	745,678	745,507

(1)	The variation corresponds to the increase in the value of the goodwill of NYSSA acquired in the year 2022 due to contractual modifications during the current period.
(2)	The variation in the amounts with respect to balance as of December 31, 2022 corresponds to the Goodwill acquisition of Ubiquo for $107 and temporary currency translation adjustments.

NOTE 7 – PP&E

	June 30,	December 31,
	2023	2022
PP&E	1,133,093	1,209,438
Allowance for obsolescence and impairment of materials	(12,799)	(13,684)
Impairment allowance of PP&E	(1,142)	(1,162)
Total PP&E	1,119,152	1,194,592

TELECOM ARGENTINA S.A.

Movements in PP&E (without allowance for obsolescence and impairment of materials and impairment allowance of PP&E) are as follows:

	June 30,
	2023	2022
At the beginning of the year	1,209,438	1,342,891
Incorporation by acquisition of NYSSA	-	517
CAPEX	58,787	79,362
Currency translation adjustments	(1,267)	(6,092)
Net carrying value of decreases and consumption of materials	(107)	(5,614)
Depreciation of the period	(133,758)	(150,512)
At the end of the period	1,133,093	1,260,552

Movements in the allowance for obsolescence and impairment of materials are as follows:

	June 30,
	2023	2022
At the beginning of the year	(13,684)	(13,866)
(Increases)/Decreases	887	(636)
Currency translation adjustments	(2)	2
At the end of the period	(12,799)	(14,500)

Movements in the impairment allowance of PP&E are as follows:

	June 30,
	2023	2022
At the beginning of the year	(1,162)	(4,754)
(Increases) / Decreases	20	(1,459)
At the end of the period	(1,142)	(6,213)

NOTE 8 – INTANGIBLE ASSETS

	June 30,	December 31,
	2023	2022
Intangible assets	382,020	400,323
Impairment allowance	(16,412)	(16,376)
Total intangible assets	365,608	383,947

Movements in Intangible assets (without considering the impairment allowance) are as follows:

	June 30,
	2023	2022
At the beginning of the year	400,323	451,253
CAPEX	2,741	4,008
Currency translation adjustments	(95)	(589)
Net carrying value of decreases	-	(15,871)
Amortization of the period	(20,949)	(21,390)
At the end of the period	382,020	417,411

Movements in Impairment allowance of intangible assets are as follows:

	June 30,
	2023	2022
At the beginning of the year	(16,376)	(28,252)
Increases	(36)	(3,995)
Uses	-	15,871
At the end of the period	(16,412)	(16,376)

NOTE 9 – RIGHT OF USE ASSETS

	June 30,	December 31,
	2023	2022
Leases rights of use
Sites	61,183	62,367
Real estate and others	11,415	11,701
Poles	8,447	4,683
Indefeasible right of use	2,353	2,598
Asset retirement obligations	15,987	13,478
Total rights of use assets	99,385	94,827

TELECOM ARGENTINA S.A.

Movements in right of use assets are as follows:

	June 30,
	2023	2022
At the beginning of the year	94,827	98,080
Increase	20,516	14,069
Net carrying value of decreases	(28)	(875)
Currency translation adjustments	225	(638)
Amortization of the period	(16,155)	(15,332)
At the end of the period	99,385	95,304

NOTE 10 – TRADE PAYABLES

	June 30,	December 31,
Current	2023	2022
Suppliers	132,463	131,500
Companies under Sect. 33–Law No. 19,550 and Related Parties (Note 24.c)	2,590	2,994
	135,053	134,494
Non-current
Suppliers	276	480
	276	480
Total trade payables	135,329	134,974

NOTE 11 – BORROWINGS

	June 30,	December 31,
Current	2023	2022
Bank overdrafts – principal	30,357	11,467
Bank and other financial entities loans – principal	60,519	60,381
Notes – principal	93,311	71,429
DFI	341	28
Loans for purchase of equipment	5,947	7,939
Interest and related expenses	43,475	51,213
	233,950	202,457
Non-current
Notes – principal	283,832	272,840
Bank and other financial entities loans – principal	123,916	154,581
Loans for purchase of equipment	4,611	6,713
Interest and related expenses	55,805	70,389
	468,164	504,523
Total borrowings	702,114	706,980

Movements in Borrowings are as follows:

	Balances at the beginning of the year	Net Cash Flows	Accrued interests	Exchange differences, currency translation adjustments and others	Balances as of June 30, 2023
Bank overdrafts	11,467	33,635	-	(14,745)	30,357
Bank and other financial entities loans – principal	214,962	(24,836)	-	(5,691)	184,435
Notes – principal	344,269	35,127	-	(2,253)	377,143
DFI	28	(6,929)	-	7,242	341
Loans for purchase of equipment	14,652	(4,361)	-	267	10,558
Interests and related expenses	121,602	(39,168)	13,615	3,231	99,280
Total as of June 30, 2023	706,980	(6,532)	13,615	(*) (11,949)	702,114

Total as of June 30, 2022	783,456	(8,270)	4,687	(**) (50,244)	729,629

(*) Includes $2,650 of loans that do not represent cash movement.

(**) Includes $8,888 of loans that do not represent cash movement.

Most of the bank and other financing entities loans subscribed by the Company contain compliance ratios which are usual for this kind of agreements. As of June 30, 2023, Telecom has complied with them.

Recent developments of Borrowings as of the date of these unaudited consolidated financial statements are detailed below:

a)	Notes

Telecom Argentina

Global Programs for the issuance of Notes

In connection with the Notes Global Program for a maximum outstanding amount of US$3,000 million or its equivalent in other currencies, the Company announced the subscription of new series of notes. The amount of the Notes finally issued and its main characteristics are detailed below:

TELECOM ARGENTINA S.A.

Series	Currency	Amount involved (in millions)	Issuance date	Maturity date	Amortization	Interest rate	Interest payment date	Unpaid portion (in millions)
14	US$ linked	62.4	02/10/2023	02/10/2028	In one installment at maturity date	Fixed rate of 1.00%	Quarterly basis	15,973
15 (1)	US$ linked	87.4	06/02/2023	06/02/2026	In one installment at maturity date	0%	n/a	26,026

(1)            For the Series 15 Notes issued on June 2, 2023, the subscription price was above par, so that on the date of issuance, its value was $24,474 (equivalent to US$102.3 million), of which the Company received funds for $24,367 net of issuance expenses for $107.

b)	Bank and other financing entities loans

Below are the main updates related to the loans reported in Note 13 to the consolidated financial statements as of December 31, 2022:

China Development Bank Shenzhen Branch (“CDB”) Loan

During the current six-month period the Company has subscribed new tranches for a total amount of RMB 136.3 million, equivalent to $4,407.

During July, 2023 the Company has subscribed new tranches for a total amount of RMB 34.8 million, equivalent to $1,314.

Cisco Systems Capital Corporation

During the current six-month period, the Company had additions for US$2.5 million, equivalent to $544.

During July, 2023, the Company had additions for US$0.6 million, equivalent to $161.

Banco Santander Argentina S.A. Loan (“Santander”)

During March, 2023, the Company executed an addendum to Santander loan signed on March, 2022 for a total amount of $3,500, and agreed to change the principal maturity amortization schedule whose maturity was on March 9, 2023, by deferring it to July 10, 2023. Additionally, a new fixed interest rate of 73.5% annual nominal was renegotiated. This transaction was recognized as a debt refinancing, recognizing a loss of $386 that is included in “Financial debt renegotiation results” item, within Debt financial results.

Export Development Canada (EDC)

On May 5, 2023, the Company submitted a proposal for an export credit line for a total amount of up to US$50 million to EDC, the official export credit agency of Canada.

The funds received will be used to finance up to 100% of the payments due to “Nokia Solutions and Networks Oy” and/or “Nokia Spain S.A.”, received during August 30, 2022 to November 1, 2024.

As of the date of these unaudited consolidated financial statements, the Company has not received any disbursement related to the aforementioned credit line.

Rombo Compañia Financiera

On June 29, 2023, the Company executed a pledge loan with Rombo Compañia Financiera to finance 50% of the acquisition of 59 utility vehicles for a total amount of $521.2 (VAT included). For each acquisition, the Company agreed to pay advance payments of 50% of the value, financing the remaining 50%, equivalent to $260.6, in 24 consecutive monthly installments at the following rates: i) $80.3 at a rate of 70.9%, ii) $180.3 at a rate of 77.9%.

As of June 30, 2023, the Company has not received the vehicles and the advance payments corresponding to 50% of the purchase value are pending.

NOTE 12 – SALARIES AND SOCIAL SECURITY PAYABLES

	June 30,	December 31,
Current	2023	2022
Salaries, annual complementary salaries, vacation, bonuses and their social security payables	35,838	52,838
Termination benefits	2,991	3,897
	38,829	56,735
Non-current
Termination benefits	3,080	4,139
	3,080	4,139
Total salaries and social security payables	41,909	60,874

TELECOM ARGENTINA S.A.

NOTE 13 – INCOME TAX PAYABLE AND DEFERRED INCOME TAX ASSETS/LIABILITIES

Income tax payable by company is presented below:

	June 30,	December 31,
	2023	2022
Núcleo	204	378
NYSSA	53	60
Adesol	28	30
Pem	4	3
Opalker	2	2
Telecom USA	1	-
	(*) 292	473

(*) Includes $17 corresponding to the currency translation adjustments on initial balances of foreign subsidiaries and $278 corresponding to compensation made with tax credits.

Deferred Income tax assets and liabilities, net of Telecom and its subsidiaries, and the actions for recourse tax receivable are presented below:

	June 30,	December 31,
	2023	2022
Tax loss carryforward	(45,691)	(45,818)
Allowance for doubtful accounts	(12,419)	(13,534)
Legal Claims and contingent liabilities	(4,072)	(4,542)
PP&E and Intangible assets	306,484	322,420
Cash dividends from foreign companies	4,296	3,672
Income tax inflation adjustment deferral effect	97,097	123,923
Other deferred tax liabilities (assets), net	(287)	(2,443)
Total deferred tax liabilities, net	345,408	383,678
Actions for recourse tax receivable	(888)	(1,338)
Total deferred tax liability, net	(**) 344,520	382,340

Net deferred tax assets	(4,210)	(3,725)
Net deferred tax liabilities	348,730	386,065

(**) Includes $12 of currency translation adjustments on foreign subsidiaries’ initial balances.

As of June 30, 2023, Telecom and some subsidiaries have cumulative tax loss carryforwards of approximately $130,689 (including $75 of unrecognized tax loss carryforwards for considering them non-recoverable), that calculated considering statutory income tax rate, represents a deferred tax asset of approximately $45,691.

The detail of the maturities of estimated Tax loss carryforward is disclosed below:

Company	Tax loss carryforward generation year	Tax loss carryforward amount as of 06.30.2023	Tax loss carryforward expiration year
Telecom	2022	120,457	2027
Telecom	2023	3,160	2028
Telemás (*)	2019	240	2024
Micro Sistemas	2021	240	2026
Micro Sistemas	2022	3,425	2027
Micro Sistemas	2023	3,092	2028
AVC	2021	3	2026
AVC	2022	37	2027
AVC	2023	35	2028
		130,689

(*) This company is consolidated in the financial statements of Adesol.

Income tax expense differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

TELECOM ARGENTINA S.A.

	Six-month period ended June 30,
	2023	2022
	Profit (loss)
Income before income tax	1,815	65,321
Non-taxable items – Earnings from associates and joint ventures	811	(310)
Non-taxable items – Other	(1,117)	2,611
Restatement in current currency of Equity, goodwill and other	254,051	201,682
Subtotal	255,560	269,304
Effective income tax rate	34,57%	34,54%
Income tax expense at statutory tax rate of each subsidiary	(88,351)	(93,027)
Deferred tax liability restatement in current currency and other	209,574	167,126
Income tax inflation adjustment	(81,772)	(69,945)
Income tax on cash dividends of foreign companies	(1,859)	(750)
Income tax benefit(*)	37,592	3,404

Current tax	(424)	(40,469)
Deferred tax	38,016	43,873
Income tax benefit	37,592	3,404

(*) In 2023 includes $(571) corresponding to the adjustment made in the Income tax affidavit of 2022. In 2022 includes $28,012 corresponding to the adjustment made in the Income tax affidavit of 2021, which includes, among others, the effects related to the full application of the tax inflation adjustment mechanisms detailed in Note 15 to the consolidated financial statements as of December 31, 2022.

NOTE 14 –OTHER TAXES PAYABLES

	June 30,	December 31,
Current	2023	2022
Other national taxes	14,768	12,309
Provincial taxes	1,044	1,415
Municipal taxes	1,176	1,240
	16,988	14,964
Non- current
Provincial taxes	27	67
	27	67
Total other taxes payables	17,015	15,031

NOTE 15 – LEASES LIABILITIES

	June 30,	December 31,
	2023	2022
Current
Argentina	13,904	13,528
Abroad	343	338
	14,247	13,866
Non- current
Argentina	22,694	25,896
Abroad	4,361	3,780
	27,055	29,676
Total leases liabilities	41,302	43,542

Movements in Leases liabilities are as follows:

	June 30,
	2023	2022
At the beginning of the year	43,542	55,522
Increases (*)	17,351	13,275
Financial results, net (**)	5,931	5,202
Payments	(10,008)	(5,665)
Decreases (included RECPAM and currency translation adjustments)	(15,514)	(19,550)
At the end of the period	41,302	48,784

(*) Included in Rights of use assets acquisitions.

(**) Included in Other exchange differences and Other interests, net and other investments results.

TELECOM ARGENTINA S.A.

NOTE 16 – OTHER LIABILITIES

	June 30,	December 31,
Current	2023	2022
Deferred revenues on prepaid credit	3,836	3,946
Deferred revenues on connection fees and international capacity leases	1,410	2,032
Debt for acquisition of NYSSA	251	297
Advances received for assets held for sale	527	-
Companies under section 33 - Law No. 19,550 and related parties (Note 24.c)	716	-
Funds to be paid to clients	1,073	779
Other	347	420
	8,160	7,474
Non-current
Deferred revenues on connection fees and international capacity leases	903	1,260
Pension benefits	1,420	1,324
Debt for acquisition of NYSSA	496	781
Advances received for assets held for sale	-	527
Companies under section 33 - Law No. 19,550 and related parties (Note 24.c)	1,255	-
Other	37	41
	4,111	3,933
Total other liabilities	12,271	11,407

NOTE 17 – PROVISIONS

Movements in Provisions are as follows:

	Balances as of December 31, 2022	Additions		Reclassifica- tions	Payments	RECPAM, currency translation adjustments and others	Balances as of June 30, 2023
		Capital (i)	Interest (ii)
Current
Legal Claims and contingent liabilities	3,968	4,688	-	3,476	(7,406)	(1,153)	3,573
Total current provisions	3,968	4,688	-	3,476	(7,406)	(1,153)	3,573
Non- Current
Legal Claims and contingent liabilities	9,803	2,602	2,344	(3,476)	-	(2,515)	8,758
Asset retirement obligations	7,758	3,165	-	-	-	(2,673)	8,250
Total non-current provisions	17,561	5,767	2,344	(3,476)	-	(5,188)	17,008

Total provisions	21,529	10,455	2,344	-	(7,406)	(6,341)	20,581

	Balances as of December 31, 2021	Additions		Reclassifica- tions	Payments	RECPAM, currency translation adjustments and others	Balances as of June 30, 2022
		Capital (iii)	Interest (ii)
Current
Legal Claims and contingent liabilities	6,299	7,101	-	2,419	(9,794)	(1,395)	4,630
Total current provisions	6,299	7,101	-	2,419	(9,794)	(1,395)	4,630
Non- Current
Legal Claims and contingent liabilities	17,930	2,563	1,397	(2,419)	-	(2,524)	16,947
Asset retirement obligations	10,171	793	-	-	-	(2,923)	8,041
Total non-current provisions	28,101	3,356	1,397	(2,419)	-	(5,447)	24,988

Total provisions	34,400	10,457	1,397	-	(9,794)	(6,842)	29,618

(i)	$7,290 charged to Other operating expenses and $3,165 to Right of use assets.
(ii)	Charged to Other financial results, net - Other interests, net and other investments results.
(iii)	$9,664 charged to Other operating expenses and $793 to Right of use assets.

NOTE 18 – ADDITIONAL INFORMATION OF FINANCIAL ASSETS AND LIABILITIES

Financial assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies as of June 30, 2023, and December 31, 2022 are the following:

	06.30.2023	12.31.2022
	In equivalent millions of Argentine pesos
Assets	61,675	70,627
Liabilities	(661,065)	(667,667)
Net Liabilities	(599,390)	(597,040)

In order to reduce this net position (debt) in foreign currency, Telecom has DFI as of June 30, 2023 amounting to US$137 million, therefore the net liability not hedged amounts to approximately US$2,197 million as of that date.

TELECOM ARGENTINA S.A.

Offsetting of financial assets and financial liabilities in scope of IFRS 7

The information required by the amendment to IFRS 7 as of June 30, 2023 and December 31, 2022 is as follows:

	As of June 30, 2023
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and non-current assets (liabilities) - Gross value	57,338	18,506	(135,646)	(4,928)
Offsetting	(317)	(316)	317	316
Current and non-current assets (liabilities) – Book value	57,021	18,190	(135,329)	(4,612)

	As of December 31, 2022
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and non-current assets (liabilities) - Gross value	60,530	7,561	(138,646)	(2,952)
Offsetting	(3,672)	(687)	3,672	687
Current and non-current assets (liabilities) – Book value	56,858	6,874	(134,974)	(2,265)

Fair value hierarchy and other disclosures

The measurement at fair value of the financial instruments of Telecom are classified according to the three levels set out in IFRS 13:

-	Level 1: Fair value determined by quoted prices (unadjusted) in active markets for identical assets or liabilities.
-	Level 2: Fair value determined based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (e.g. as prices) or indirectly (e.g. derived from prices).
-	Level 3: Fair value determined by unobservable inputs where the reporting entity is required to develop its own assumptions.

Financial assets and liabilities recognized at fair value as of June 30, 2023 and December 31, 2022, and the level of hierarchy are listed below:

June 30, 2023	Level 1	Level 2	Total
Assets
Current Assets
Mutual Funds (1)	28,120	-	28,120
Government bonds (1)	23,604	-	23,604
Other receivables: DFI	-	660	660
Other receivables: Indemnification assets	-	6	6
Non-current Assets
Other receivables: DFI	-	444	444
Total assets	51,724	1,110	52,834
Liabilities
Current Liabilities
Other liabilities: Debt for acquisition of NYSSA	-	251	251
Borrowings: DFI	-	341	341
Non-current Liabilities
Other liabilities: Debt for acquisition of NYSSA	-	496	496
Total Liabilities	-	1,088	1,088

(1)	Mutual Funds are included in “Cash and cash equivalents”, “Investments” and Guarantee of financial operations included in “Other receivables”. Government bonds are included in “Cash and cash equivalents” and “Investments”.

December 31, 2022	Level 1	Level 2	Total
Assets
Current Assets
Mutual Funds (1)	8,695	-	8,695
Government bonds (1)	19,738	-	19,738
Other receivables: DFI	-	176	176
Other receivables: Indemnification assets	-	53	53
Non-current Assets
Other receivables: DFI	-	303	303
Total assets	28,433	532	28,965
Liabilities
Current Liabilities
Other liabilities: Debt for acquisition of NYSSA	-	297	297
Borrowings: DFI	-	28	28
Non-current Liabilities
Other liabilities: Debt for acquisition of NYSSA	-	781	781
Total liabilities	-	1,106	1,106

(1)	Mutual Funds are included in “Cash and cash equivalents”, “Investments” and Guarantee of financial operations included in “Other receivables”. Government bonds are included in “Cash and cash equivalents” and “Investments”.

TELECOM ARGENTINA S.A.

In relation to the fair values set forth above, as of June 30, 2023, there were no changes in the methods and assumptions used with respect to what was reported in Note 22 to the consolidated financial statements as of December 31, 2022.

The Company also has certain financial instruments that are not measured at fair value for which the book value approximates their fair value, except for:

Borrowings

As of June 30, 2023, fair value of borrowings is as follows:

	Carrying Value	Fair Value

Notes	424,636	424,354
Other borrowings	277,478	276,021
	702,114	700,375

The fair value of the borrowings was assessed as follows:

a)	The fair value of Notes traded in active markets was measured based on quoted market prices at the end of the reporting period. As a result, its valuation classifies as Level 1.
b)	The fair value of Notes that are not traded in an active market was measured based on quotes provided by first-tier financial entities, so their valuation qualifies as Level 2.
c)	Fort the rest of the borrowings, the fair values were calculated based on cash flows discounted using a current lending rate, so as they are classified as level 3.

NOTE 19 – PURCHASE COMMITMENTS

The Company has entered into various purchase commitments with domestic and foreign suppliers amounting to approximately $210,704 as of June 30, 2023 (of which $66,057 corresponds to fixed assets commitments).

NOTE 20 – EQUITY

a)	Capital Stock

As of June 30, 2023 and December 31, 2022, the capital stock of Telecom Argentina amounts to 2,153,688,011 Argentine pesos, represented by the same number of common book-entry shares with nominal value of $1 peso, as detailed below:

Class of Shares	Total
Class “A”	683,856,600
Class “B”	628,058,019
Class “C”	106,734
Class “D”	841,666,658
Total	2,153,688,011

As of the date of these unaudited consolidated financial statements, all the shares of Telecom Argentina are authorized by the CNV for public offering.

Class B Shares are listed and traded on the leading companies’ panel of the BYMA and the ADS representing 5 Class “B” shares of the Company are traded on the NYSE under the symbol TEO.

b)	Provisions of the Ordinary and Extraordinary Shareholders’ Meeting of Telecom

At the Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2023, the shareholders of Telecom decided, among other:

(i)            To approve the Board of Directors’ proposal stated in current currency as of March 31, 2023 using the National Consumer Price Index pursuant to CNV Resolution No. 777/18 in connection with the Accumulated Deficit as of December 31, 2022 for 207,832,672,505 Argentine pesos ($313,165 in current currency as of June 30, 2023). The Board proposed: i) to reclassify from retained earnings to “Contributed Surplus” 273,927,247,113 Argentine pesos ($412,757 in current currency as of June 30, 2023) resulting from the adjustment for the loss of the higher value allocated to the assets and liabilities identified and incorporated as of the date of merger, which gave rise to the creation of the Contributed Surplus, (ii) to appropriate to the “Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level” the total amount of the difference in the accumulated deficit for 66,094,574,608 Argentine pesos ($99,592 in current currency as of June 30, 2023);

(ii)            to delegate on the Board of Directors the power to reverse before December 31, 2023 the “Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level” in an amount that will allow to distribute the 2030 Global Bonds as non-cash dividends for up to a nominal amount of US$473,623,896. For further information on the distribution of dividends, see Note 2.b) “Distribution of non-cash dividends”.

TELECOM ARGENTINA S.A.

NOTE 21 – REVENUES

	Three-month period ended June 30,		Six-month period ended June 30,
	2023	2023	2022	2022
Mobile Services	101,189	108,846	209,633	223,596
Internet Services	52,257	58,183	110,455	122,018
Cable Television Services	45,273	53,036	94,673	111,147
Fixed and Data Services	29,887	34,532	60,215	72,012
Other services revenues	2,013	2,428	4,172	4,847
Subtotal Services revenues	230,619	257,025	479,148	533,620
Equipment revenues	20,731	16,541	38,105	36,756
Total Revenues	251,350	273,566	517,253	570,376

NOTE 22 – OPERATING EXPENSES

Operating expenses disclosed by nature of expense amounted to $541,386 and $588,776 for the six-month periods ended June 30, 2023 and 2022, respectively. The main components of the operating expenses are the following:

	Three-month period ended June 30,		Six-month period ended June 30,
	2023	2022	2023	2022
Employee benefit expenses and severance payments	Profit (loss)
Salaries, social security expenses and benefits	(55,947)	(61,142)	(115,849)	(118,194)
Severance indemnities	(2,670)	(6,608)	(5,888)	(10,027)
Other employee expenses	(1,715)	(1,474)	(2,551)	(2,246)
	(60,332)	(69,224)	(124,288)	(130,467)
Fees for services, maintenance, materials and supplies
Maintenance and materials	(17,211)	(17,954)	(32,185)	(35,556)
Fees for services	(15,760)	(16,260)	(31,691)	(30,151)
Directors and Supervisory Committee’s members’ fees	(161)	(303)	(430)	(500)
	(33,132)	(34,517)	(64,306)	(66,207)
Taxes and fees with the Regulatory Authority
Turnover tax	(9,522)	(10,183)	(19,358)	(21,148)
Regulatory Entity Fees	(4,802)	(5,050)	(10,053)	(10,859)
Municipal taxes	(2,620)	(2,886)	(5,362)	(6,004)
Other taxes and fees	(2,505)	(3,099)	(5,152)	(5,903)
	(19,449)	(21,218)	(39,925)	(43,914)
Cost of equipment and handsets
Inventory balance at the beginning of the period/year	(11,478)	(6,643)	(10,454)	(10,093)
Plus:
Purchases	(15,628)	(17,524)	(30,355)	(29,938)
Other	283	976	1,648	1,640
Less:
Inventory balance at the end of the period	11,100	11,538	11,100	11,538
	(15,723)	(11,653)	(28,061)	(26,853)
Other operating expenses
Legal Claims and contingent liabilities	(5,607)	(8,534)	(7,290)	(9,664)
Rental and internet capacity	(1,408)	(1,595)	(2,952)	(3,436)
Energy, water and other services	(4,764)	(5,153)	(10,043)	(10,053)
Postage, freight and travel expenses	(1,893)	(1,937)	(3,651)	(3,745)
Other	(579)	(1,423)	(1,044)	(2,461)
	(14,251)	(18,642)	(24,980)	(29,359)
Depreciation, amortization and impairment of fixed assets
Depreciation of PP&E	(68,082)	(74,764)	(133,758)	(150,512)
Amortization of intangible assets	(10,323)	(10,521)	(20,949)	(21,390)
Amortization of rights of use assets	(8,458)	(7,842)	(16,155)	(15,332)
Impairment of fixed assets	305	159	(35)	(5,454)
	(86,558)	(92,968)	(170,897)	(192,688)

TELECOM ARGENTINA S.A.

Operating expenses, disclosed per function are as follows:

Concept	Operating costs	Administration costs	Commercialization costs	Other expenses	Total 06.30.2023	Total 06.30.2022
Employee benefit expenses and severance payments	(67,584)	(26,838)	(29,866)	-	(124,288)	(130,467)
Interconnection costs and transmission costs	(15,185)	-	-	-	(15,185)	(17,501)
Fees for services, maintenance, materials and supplies	(27,501)	(10,680)	(26,125)	-	(64,306)	(66,207)
Taxes and fees with the Regulatory Authority	(39,133)	(222)	(570)	-	(39,925)	(43,914)
Commissions and advertising	(300)	-	(31,200)	-	(31,500)	(31,830)
Cost of equipment and handsets	(28,061)	-	-	-	(28,061)	(26,853)
Programming and content costs	(29,349)	-	-	-	(29,349)	(36,043)
Bad debt expenses	-	-	(12,895)	-	(12,895)	(13,914)
Other operating expenses	(13,391)	(2,646)	(8,943)	-	(24,980)	(29,359)
Depreciation, amortization and impairment of fixed assets	(132,353)	(24,236)	(14,273)	(35)	(170,897)	(192,688)
Total as of 06.30.2023	(352,857)	(64,622)	(123,872)	(35)	(541,386)
Total as of 06.30.2022	(391,339)	(69,906)	(122,077)	(5,454)		(588,776)

NOTE 23 – FINANCIAL RESULTS

	Three-month period ended June 30,		Six-month period ended June 30,
	2023	2022	2023	2022
	Profit (loss)		Profit (loss)
Interests on financial debts (*)	(9,621)	(4,216)	(13,406)	(4,881)
Foreign currency exchange gains on financial debts (**)	2,978	21,412	18,185	58,752
Financial debt renegotiation results	-	-	(386)	-
Total Debt financial results	(6,643)	17,196	4,393	53,871
Losses on operations with notes and bonds	(4,821)	(13,373)	(8,346)	(20,092)
Other exchange differences	(333)	1,134	(1,341)	986
Other interests, net and other investments results	1,301	(414)	2,889	646
Other taxes and bank expenses	(2,592)	(2,642)	(5,165)	(5,491)
Financial expenses on pension benefits	(266)	(254)	(599)	(552)
Financial discounts on assets, debts and others	(719)	(1,308)	(1,749)	(2,678)
RECPAM	16,850	26,578	36,677	56,721
Total other financial results, net	9,420	9,721	22,366	29,540
Total financial results, net	2,777	26,917	26,759	83,411

(*) Includes $209 and ($194) corresponding to net income and losses generated by DFI in the six-month period ended June 30, 2023 and 2022, respectively.

(**) Includes ($3,620) and ($366) corresponding to net losses generated by DFI in the six-month period ended June 30, 2023 and 2022, respectively.

NOTE 24 - BALANCES AND TRANSACTIONS WITH COMPANIES UNDER SECTION 33 - LAW No. 19,550 AND RELATED PARTIES

a)	Controlling Company

CVH is the controlling company of Telecom Argentina, holding directly and indirectly 28.16% of the capital stock of the Company. Additionally, both VLG (controlled by CVH) and Fintech, contributed to the Voting Trust, in accordance with the Shareholders´ Agreement, shares representing 10.92% of the capital of the Company so the shares subject to such agreement represent 21.84% of the total capital of the Company (the “Shares in Trust”).

On March 10th 2023, CVH announced that the Board of Directors resolved to carry out a corporate reorganization process through the merger by absorption of VLG. On April 28th, 2023, the Ordinary and Extraordinary General Shareholders’ Meeting held, the shareholders of CVH approved the corporate reorganization process and the Pre-Merger Commitment. The Definitive Merger Commitment was executed by public deed dated June 5, 2023.

According to the Voting Trust Agreement, the trustee appointed by CVH must vote the Shares in Trust as instructed or voted by CVH with respect to all issues except in respect of certain matters subject to veto under the Shareholders’ Agreement.

For further details on the Voting Trust Agreement and the Shareholders’ Agreement, see Note 27 to the consolidated financial statements as of December 31, 2022.

b)	Related Parties

For the purposes of these unaudited consolidated financial statements, related parties are those individuals or legal entities which are related to Telecom in terms of IAS 24.

TELECOM ARGENTINA S.A.

c)	Balances with Companies under section 33 - Law No. 19,550 and Related Parties

•	Companies under section 33 - Law No. 19,550 – Associates and joint ventures

CURRENT ASSETS		June 30,	December 31,
Trade receivables		2023	2022
Ver TV	Associate	2	1
		2	1
Other receivables
La Capital Cable	Associate	120	506
Ver TV	Associate	2	3
		122	509
CURRENT LIABILITIES
Trade payables
La Capital Cable	Associate	2	-
TSMA	Associate	1	1
		3	1
Other liabilities
OPHC	Joint venture	716	-
		716	-
NON - CURRENT LIABILITIES
Other liabilities
OPHC	Joint venture	1,255	-
		1,255	-

•	Related parties

CURRENT ASSETS	June 30,	December 31,
Trade receivables	2023	2022
Other Related parties	398	338
	398	338
Other receivables
Other Related parties	3	6
	3	6
CURRENT LIABILITIES
Trade payables
Other Related parties	2,587	2,993
	2,587	2,993

d)	Transactions with Companies under section 33 - Law No. 19,550 and related parties

•	Companies under section 33 - Law No. 19,550– Associates and joint ventures

	Transaction	Kind of related party	Six-month period ended June 30,
			2023	2022
			Profit (loss)
			Revenues
La Capital Cable	Services revenues and other revenues	Associate	2	52
Ver TV	Services revenues and other revenues	Associate	8	9
			10	61
			Operating costs
La Capital Cable	Fees for services	Associate	(299)	(142)
			(299)	(142)

•	Related Parties

	Transaction	Three-month period ended June 30,
		2023	2023
		Profit (loss)
		Revenues
Other Related parties	Services and advertising revenues	457	377
		457	377
		Operating costs
Other Related parties	Programming costs	(4,437)	(5,478)
Other Related parties	Editing and distribution of magazines	(754)	(1,061)
Other Related parties	Advisory services	(602)	(755)
Other Related parties	Advertising purchases	(330)	(358)
Other Related parties	Other purchases and commissions	(235)	(226)
		(6,358)	(7,878)

The transactions discussed above were made by Telecom under the same conditions than would have been obtained from unaffiliated third parties. When Telecom’s transactions represented more than 1% of its total shareholders’ equity, they were approved according to Law No. 26,831, the Bylaws and the Executive Committees’ Faculties and Performance Regulation.

TELECOM ARGENTINA S.A.

NOTE 25 – RESTRICTIONS ON DISTRIBUTION OF PROFITS

Under the LGS, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years’ adjustments and accumulated losses must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock) plus inflation adjustment of common stock.

NOTE 26 – RECENT DEVELOPMENTS CORRESPONDING TO THE SIX-MONTH PERIOD ENDED JUNE 30, 2023

1.	Regulatory issues

Decree No. 690/20 - Amendment to the LAD

In relation to the situation described in Note 2.c)ii) in the consolidated financial statements as of December 31, 2022, on March 8, 2023 the precautionary measure, which suspended the application of the standard, was extended for an additional period of six months. Consequently, the precautionary measure is fully in force as of the issuance date of these unaudited consolidated financial statements. Additionally, before the appeals presented by the PEN and ENACOM, on May 5, 2023, the Chamber II of the Court of Appeals denied the appeals and granted the extension of the precautionary measure. Against such rule, both the PEN and the ENACOM filed extraordinary appeals, which are being substantiated.

Finally, it should be noted that on June 1, 2023, the Supreme Court of Justice dismissed the complaint appeals filed by the PEN and ENACOM against the rule dated September 9, 2022 that rejected the extraordinary appeals filed against the Resolution of the Appeals Chamber that had confirmed the extension of the precautionary measure decreed on March 18, 2022.

2.	Corporate issues

Acquisition of the OPHC

On April 24, 2023, the Company entered into a share subscription agreement, whereby it subscribed 1,000 Class B common shares, entitled to one vote per share, of OPHC, representing 50% of its capital stock, as well as an agreement of joint corporate governance of OPHC and its subsidiaries, with the other shareholder.

OPHC, a company incorporated in the state of Delaware, USA, holds a 100% equity interest in Open Pass S.A.U. (“Open Pass”), a company that provides computer services related to software development and maintenance, with which Micro Sistemas holds an agreement for the use and development of the electronic wallet platform.

The transaction price was set at US$ 13.8 million. On the date of subscription of the shares, the Company paid US$4.8 million, equivalent to $1,343 in current currency as of June 30, 2023 ($1,078 in cash and $265 through the delivery of government securities), and the outstanding balance will be settled in three equal annual installments. As of June 30, 2023, the Company's debt amounts to $1,971 ($716 are current and $1,255 are non-current).

In April, 2023, Micro Sistemas assigned to the Company the call option rights receivable over Open Pass shares granted to Micro Sistemas by certain shareholders of Open Pass, which expired on April 30, 2023.

In addition, in March, 2023, the Company set up a guarantee trust which as of June 30, 2023 is registered in IGJ.

Telecom maintains a guarantee deposit for US$9.1 million under "Other receivables" which includes the remaining balance to be paid for the acquisition of the joint venture. As of June 30, 2023, the amount thereof amounts to $2,322.

NOTE 27 – SUBSEQUENT EVENTS TO JUNE 30, 2023

a)	LIBOR transition

During July, 2023, the Company signed addendums to the Finnvera loan and the two loans with the International Finance Corporation ("IFC") based on USD LIBOR in order to replace LIBO rate with SOF rate, plus a 0.42826% adjustment margin. The transition date under the addenda will be the next payment date for these loans, i.e., November 2023 for Finnvera loan, and August and September 2023 for IFC loans.

The Company is still in the negotiation process with the rest of the entities.

b)	Issuance of Notes

In connection with the Notes Global Program, the Company announced the subscription of new series of notes. The amount of the Notes finally issued and its main characteristics are detailed below:

TELECOM ARGENTINA S.A.

Series 16 Notes

Issuance date: July 21, 2023.

Amount involved: US$180.4 million payables in Argentine pesos at the applicable exchange rate (equivalent to $48,388 at the issuance date).

Maturity Date: July 21, 2025.

Amortization: Principal will be paid in one installment in Argentine pesos at the applicable exchange rate at maturity date.

Interest rate and Payment Date: will not accrue interest.

Issuance price: the subscription price was above par, so that on the date of issuance, its value was $57,186 (equivalent to US$213.2 million).

c)	Decree No. 377/2023 - PAIS Tax on Imports of Services and Goods

On July 24, 2023, the PEN issued Decree No. 377/2023, regulated through the RG (AFIP) 5,393, which provides that all purchases of foreign currency made by residents in the country on or after July 24, 2023 for the payment of obligations related to the activities detailed below will be subject to the PAIS tax (Spanish acronym for the phrase “For an Inclusive and Supportive Argentina”):

i) Acquisition of certain services described in the decree provided from abroad or services provided by non-residents within the country. In these cases, at the time of access to MULC, a tax perception of 25% will be applied on the amount in pesos disbursed. The same is provided for freight and other transportation services for import or export operations of goods, or their acquisition in the country when they are provided by non-residents, being in these cases, the tax perception of 7.5%.

ii) The import of goods included in the Mercosur Common Nomenclature (NCM, for its Spanish acronym) except for products such as those related to the basic food basket and/or goods related to energy generation, among others. In these cases, the regulation provides for the application of a 7.5% tax rate. Through RG (AFIP) 5,393, AFIP establishes the application of a payment on account of 7.125% that will be calculated based on the FOB value stated in the import declaration and must be made at the time of formalizing the import declaration. Said payment on account may be deducted from the determined tax of 7.5% that is applicable at the time of access to the exchange market.

As of the date of these consolidated financial statements, the Company is analyzing the impact of the above-mentioned regulation.

d)	Provisions of the TSMA General Ordinary Shareholders’ meeting

The TSMA General Ordinary Shareholders’ meeting held in July, 2023, among other issues, approved the distribution of dividends of $201, corresponding to Unallocated earnings from year ended December 31, 2021, of which $99 correspond to Telecom and $2 to Inter Radios. The mentioned dividends were collected on July 12, 2023.

Carlos Moltini

Chairman of the Board of Directors

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2023

(In millions of Argentine pesos in current currency or as expressly indicated)

1.	General considerations

As provided under Resolution No. 777 issued by the CNV on December 28, 2018, this Report discloses the comparative balances, restated to current currency as of June 30, 2023.

The table below shows the evolution of the National Consumer Price Index (National CPI with the characteristics identified in Note 1.d) to the unaudited consolidated financial statements) of the last year and as of June 30, 2023 and 2022 according to official statistics (INDEC) and the Banco Nación US dollar exchange rate used for the preparation of this operating and financial review and prospects and the accompanying unaudited financial statements:

	As of June 30, 2022	As of December 31, 2022	As of June 30, 2023

National Consumer Price Index (National CPI) (December 2016=100)	793.03	1,134.59	1,709.61

Variation in prices
Annual	63.98%	94.79%	115.58%
Accumulated 3 months since March 2022/2023	17.30%	n/a	23.78%
Accumulated 6 months	36.15%	n/a	50.68%

Banco Nación US$/$ exchange rate	125.23	177.16	256.7

Variation in the exchange rate
Annual /	30.83%	72.47%	104.98%
Accumulated 3 months since March 2022/2023	12.81%	n/a	22.82%
Accumulated 6 months	21.91%	n/a	44.90%

2.	Telecom’s activities for the six-month periods ended June 30, 2023 (“1H23”) and 2022 (“1H22”)

The Company believes that the presentation of the measure “adjusted EBITDA” provides investors and financial analysts with appropriate information that is relevant to understanding the Company’s performance. Moreover, adjusted EBITDA is one of the key performance measures used by Management for monitoring the Company’s profitability and financial position, at consolidated levels.

			Variation
	1H23	1H22	$	%
Revenues	517,253	570,376	(53,123)	(9.3)
Employee benefit expenses and severance payments	(124,288)	(130,467)	6,179	(4.7)
Interconnection and transmission costs	(15,185)	(17,501)	2,316	(13.2)
Fees for services, maintenance, materials and supplies	(64,306)	(66,207)	1,901	(2.9)
Taxes and fees with the Regulatory Authority	(39,925)	(43,914)	3,989	(9.1)
Commissions and advertising	(31,500)	(31,830)	330	(1.0)
Cost of equipment and handsets	(28,061)	(26,853)	(1,208)	4.5
Programming and content costs	(29,349)	(36,043)	6,694	(18.6)
Bad debt expenses	(12,895)	(13,914)	1,019	(7.3)
Other operating expenses	(24,980)	(29,359)	4,379	(14.9)
Adjusted EBITDA	146,764	174,288	(27,524)	(15.8)
Depreciation, amortization and impairment of fixed assets	(170,897)	(192,688)	21,791	(11.3)
Operating loss	(24,133)	(18,400)	(5,733)	31.2
Earnings from associates and joint ventures	(811)	310	(1,121)	n/a
Debt financial results	4,393	53,871	(49,478)	(91.8)
Other financial results, net	22,366	29,540	(7,174)	(24.3)
Income before income tax	1,815	65,321	(63,506)	(97.2)
Income tax benefit	37,592	3,404	34,188	n/a
Net income	39,407	68,725	(29,318)	(42.7)

Attributable to:
Controlling Company	37,833	67,390	(29,557)	(43.9)
Non-controlling interest	1,574	1,335	239	17.9
	39,407	68,725	(29,318)	(42.7)
Basic and diluted earnings per share attributable to the Controlling Company (in Argentine pesos)	17.57	31.29

In relation to the economic performance, adjusted EBITDA amounted to $146,764 in 1H23, representing 28.4% of consolidated revenues (vs. 30.6% in 1H22). Depreciation, amortization and impairment of fixed assets totaled $170,897, consequently, the operating loss for 1H23 amounted to $24,133. Financial results were positive and amounted to $26,759 and income tax benefit amounted to $37,592, consequently, net income amounted to $39,407.

I

•	Revenues

			Variation
	1H23	1H22	$	%
Mobile Services	209,633	223,596	(13,963)	(6.2)
Internet Services	110,455	122,018	(11,563)	(9.5)
Cable Television Services	94,673	111,147	(16,474)	(14.8)
Fixed and Data Services	60,215	72,012	(11,797)	(16.4)
Other services revenues	4,172	4,847	(675)	(13.9)
Subtotal Services revenues	479,148	533,620	(54,472)	(10.2)
Equipment revenues	38,105	36,756	1,349	3.7
Total Revenues	517,253	570,376	(53,123)	(9.3)

During 1H23 consolidated revenues decreased 9.3% (-$53,123 vs. 1H22) amounting to $517,253.

Albeit the greater demand for services, consolidated revenues decreased mainly due to the fact that the inflation rate for the last twelve months amounted to 115.58% and the Company did not transfer the totality of this inflation to its prices.

Consolidated Revenues include $80,628 and $339,211 in 1H23 and 1H22, respectively, related to the effect generated by the restatement in current currency as of June 30, 2023.

Mobile Services

Mobile Services revenues amounted to $209,633 in 1H23 (-$13,963 or –6.2% vs. 1H22), being the main business in term of service revenues (43.8% and 41.9% of services revenues in 1H23 and 1H22, respectively).

The effect generated by the restatement in current currency as of June 30, 2023 included in mobile services revenues amounted to $33,347 and $132,902 in 1H23 and 1H22, respectively.

Mobile services revenues in Argentina amounted to $193,266 in 1H23 (-$11,443 or -5.6 % vs. 1H22), due to a decrease of 7.1% in the average revenue per user (“ARPU”), partially offset by an increase of 2.9% in the number of customers.

Mobile services customers in Argentina amounted to 20.6 million and 20.1 million as of June 30, 2023 and 2022, respectively. The main ratios related to the services provided to these customers were:

•	As of June 30, 2023 60% of total customers are prepaid customers, and 40% consist of postpaid customers, compared to 58% and 42% respectively, as of June 30, 2022.

•	Mobile internet services revenues represent 92% of Personal’s customer total services revenues as of June 30, 2023, compared to 87% as of June 30, 2022.

•	The monthly ARPU amounted to $1,561.1 in 1H23 (vs. $1,679.8 in 1H22), representing a decrease of 7.1%. The effect generated by the restatement in current currency as of June 30, 2023 included in ARPU amounted to $244.7 and $996.2 in 1H23 and 1H22, respectively.

•	The average churn rate per month amounted to 1.8% in 1H23 (vs. 2.4% average in 1H22).

Regarding infrastructure, the Company continued to enhance the mobile Internet experience of its customers through the deployment of its 4G and 4G+ network throughout the country, reaching more than 14.9 million customers with 4G devices. The traffic carried by 4G technologies during 1H23 corresponds to 96.6% of the total traffic.

Telecom has been preparing to receive 5G technology by expanding the coverage, availability and capacity of the network through a technological reconversion and continuing the deployment of 4G. As of 1H23, 220 sites (77 during 1H23) with 5G DSS mobile antennas were enabled in Buenos Aires, Rosario, the Atlantic Coast, Córdoba, Santa Fe, Corrientes, Posadas, Paraná, among other localities, with the aim of preparing the technical and regulatory conditions that allow the full development of the 5G network.

Mobile services revenues generated in Paraguay amounted to $16,367 in 1H23 (-$2,520 or –13.3% vs. 1H22) due to decrease in ARPU in current currency, partially offset by the appreciation of the Guaraní against the Argentine peso.

The main ratios related to the mobile services in Paraguay were:

•	Núcleo's mobile customers amounted to 2.3 million as of June 30, 2023. As of June 30, 2023, 78% of total customers consist of prepaid customers and 22% consist of postpaid customers. As of June 30, 2022, 81% of total customers consist of prepaid customers and 19% consist of postpaid customers.

•	The monthly ARPU amounted to $1,186.0 in 1H23 (vs. $1,409.5 in 1H22), representing a 15.9% decrease.

•	The average churn rate per month amounted to 2.8% in 1H23 (vs. 2.7% in 1H22).

II

Internet Services

Internet services revenues amounted to $110,455 in 1H23 (-$11,563 or – 9.5% vs. 1H22) driven mainly by the 7.7% decrease in broadband ARPU, which amounted to $4,270.5 in 1H23 (vs. $ 4,628.5 in 1H22). The effect generated by the restatement in current currency as of June 30, 2023 included in ARPU amounts to $659.3 and $2,762.5 in 1H23 and 1H22, respectively.

The customer base in 1H23 amounted to 4.1 million subscribers, remaining approximately at the same level as 1H22. Internet services churn rate per month amounted to 1.7% and 1.5% as of June 30, 2023 and 2022, respectively.

In connection with initiatives to continue developing the experience of fixed internet service customers, Personal doubled the internet speed to all its residential customers (with HFC, FTTH technology), going from 50 Mb to 100 Mb, from 100 Mb to 300 Mb and from 300 Mb to 500 Mb, and the lowest speeds went to 50 Mb. More than three million customers received an increase in the speed of their contracted service without modifying their commercial conditions.

Customers with service of 100 Mb or higher represented 83% and 41% of the total customer base as of June 30, 2023 and 2022, respectively. Within this range there are customers who have plans of 100 Mb or higher, that as of June 30, 2023 amounted to 3.4 million, an increase of 96.8% as a whole compared to 1H22.

The effect generated by the restatement in current currency as of June 30, 2023 included in Internet Services revenues amounts to $17,519 and $72,619 in 1H23 and 1H22, respectively.

Cable Television Services

Cable Television Services revenues amounted to $94,673 in 1H23 (-$16,474 or –14.8% vs. 1H22). The variation is mainly due to a 12.7% decrease in ARPU, amounting to $4,470 in 1H23 (vs. $ 5,121.3 in 1H22). The effect generated by the restatement in current currency as of June 30, 2023 included in ARPU amounts to $ 703.6 and $ 3,055.7 in 1H23 and 1H22, respectively.

The effect generated by the restatement in current currency as of June 30, 2023 included in Cable television services revenues amounts to $14,716 and $66,104 in 1H23 and 1H22, respectively.

Subscriber base in Argentina remains stable amounting to 3.1 million customers as of June 30, 2023, of which 1.3 million are subscribed to Flow. Premium services subscribed as of 1H23 amounted to 2.6 million. Churn rate per month of Cable television services positioned into 1.9% and 1.3% as of June 30, 2023 and 2022, respectively.

During 1H23, Flow made the new ISDBT technological update available in new locations in the Province of Buenos Aires. In this way, at no additional cost, customers can access a large number of HD channels and a new programming schedule with Flow's classic (analog) service.

Fixed Telephony and Data Services

Fixed Telephony and Data Services revenues amounted to $60,215 in 1H23 (-$11,797 or –16.4% vs. 1H22).

The monthly ARPU of fixed telephony services amounted to $1,983.6 in 1H23 (vs. $2,188.4 in 1H22). The effect generated by the restatement in current currency as of June 30, 2023 included in ARPU amounts to $329 and $1,305 in 1H23 and 1H22, respectively.

The effect generated by the restatement in current currency as of June 30, 2023 included in Fixed and Data Services revenues amounts to $9,324 and $42,817 in 1H23 and 1H22, respectively.

The B2B segment developed new solutions to help companies to boost their business and continue to evolve digital transformation in this new context.

Equipment

Equipment revenues amounted to $38,105 in 1H23 ($1,349 or +3.7% vs. 1H22). This variation is mainly due to an increase in handsets sold.

The effect generated by the restatement in current currency as of June 30, 2023 included in Equipment revenues amounts to $ 5,324 and $ 21,930 in 1H23 and 1H22, respectively.

•	Adjusted EBITDA

Operating costs without depreciation, amortization and impairment of fixed assets totaled $370,489 in 1H23, which represents a decrease of $25,599 or -6.5% compared to 1H22. These lower costs are mainly associated with the decrease in Programming and content costs, Employee benefit expenses and severance payments, Taxes and fees with the Regulatory Authority, Interconnection and transmission costs, Fees for services, maintenance, materials and supplies and Bad debt expenses, partially slightly offset by higher Cost of equipment and handsets. The headcount as of 1H23 totaled 21,607 employees.

The effect generated by the restatement in current currency as of June 30, 2023 included in operating costs amounts to $60,483 and $237,060 in 1H23 and 1H22, respectively.

III

Therefore, consolidated Adjusted EBITDA amounted to $146,764 in 1H23, representing a decrease of $ 27.524 or 15.8% as compared to 1H22. Adjusted EBITDA represented 28.4% and 30.6% of total consolidated revenues in 1H23 and 1H22, respectively.

Consolidated Adjusted EBITDA generated by the rendering of services amounted to $136,720 in 1H23, compared to $164,385 in 1H22 (-$27,665 or -16.8% vs. 1H22). Consolidated Adjusted EBITDA generated by the sale of equipment amounted to $10,044 in 1H23, compared to $9,903 in 1H22 ($141 or 1.4% vs. 1H22).

Depreciation, amortization and impairment of fixed assets

Depreciation, amortization and impairment of fixed assets amounted to $170,897 in 1H23 (-$21,791 or -11.3 % vs. 1H22).

The decrease is mainly due to the effect of those assets that ended their useful life after June 30, 2022, partially offset by the impact of the amortization of the CAPEX subsequent to that same date.

The effect generated by the restatement in current currency as of June 30, 2023 included in depreciation, amortization and impairment of fixed assets amounts to $130,517 and $163,494 in 1H23 and 1H22, respectively.

•	Operating loss

Operating loss amounted to $24,133 in 1H23, representing -4.7% of consolidated revenues in 1H23, while in 1H22 amounted to $18.400 (3.2% of consolidated revenues).

•	Financial results, net

			Variation
	1H23	1H22	$	%
Interests on financial debts	(13,406)	(4,881)	(8,525)	174,7
Foreign currency exchange gains on financial debts	18,185	58,752	(40,567)	(69.0)
Financial debt renegotiation results	(386)	-	(386)	n/a
Total debt financial results	4,393	53,871	(49,478)	(91.8)
Other exchange differences	(1,341)	986	(2,327)	n/a
Losses on operations with notes and bonds	(8,346)	(20,092)	11,746	(58.5)
Other interests, net and other investments results	2,889	646	2,243	n/a
RECPAM	36,677	56,721	(20,044)	(35.3)
Other	(7,513)	(8,721)	1,208	(13.9)
Total other financial results, net	22,366	29,540	(7,174)	(24.3)
Total financial results, net	26,759	83,411	(56,652)	(67.9)

We incurred in a financial gain, net of $26,759 in 1H23 (vs. a gain of $83,411 in 1H22). Financial Results, net in 1H23 mainly include (i) foreign exchange gains measured in real terms of $16,844 as a result of a 44.9% devaluation of the Argentine peso against the US dollar vs. a 50.68% inflation (vs. a gain of $59,738 in 1H22– 21.91% devaluation of the Argentine peso against the US dollar vs. a 36.15% inflation), and the effect generated by the restatement in current currency, which amounted to a gain of $36,677 (vs. a gain of $56,721 in 1H22). These effects are partially offset by losses of (i) operations with notes and bonds of $8,346 (vs. a loss of $20,092 in 1H22), (ii) interest on financial debts, measured in real terms, of $13,406 (vs. a loss of $4,881 in 1H22), and (iii)other financial results of $5,010 (vs. $8,075).

•	Income tax benefit

Telecom’s income tax includes the following effects: (i) the current tax payable pursuant to tax legislation applicable to Telecom, and (ii) the effect of applying the deferred tax method on temporary differences arising out of the Company’s asset and liability valuation according to tax versus financial accounting criteria, including the income tax inflation effect.

Income tax benefit amounted to $37,592 in 1H23 vs. $3,404 in 1H22. It includes the following effects: (i) current tax expenses, Telecom´s generated $424 tax expense in 1H23 (vs. expense of $40,469 in 1H22), (ii) regarding the deferred tax in 1H23, Telecom recorded a deferred tax gain of $38,016 (vs. a gain of $43,873 in 1H22).

•	Net income

Telecom Argentina recorded a net income of $39,407 in 1H23 (vs. a net income of $68,725 in 1H22) and represents a 7.6% of consolidated revenues (vs. 12% in 1H22). Net income recorded in 1H23 is mainly due to the financial gains, net amounting to $26,759 and income tax benefit amounting to $37,592, partially offset by operating loss of $24,133.

Net income attributable to controlling shareholders amounted to $37,833 in 1H23 vs. an income of $67,390 in 1H22.

IV

•	Financial position, net

Consolidated financial position analysis
	June 30,	December 31,	Variation
	2023	2022
Financial assets – current	79,708	72,365	7,343
Financial assets – non-current	444	303	141
Total financial assets	80,152	72,668	7,484

Borrowings – current	(233,950)	(202,457)	(31,493)
Borrowings - non current	(468,164)	(504,523)	36,359
Total borrowings	(702,114)	(706,980)	4,866

Financial liabilities, net – current	(154,242)	(130,092)	(24,150)
Financial liabilities, net - non current	(467,720)	(504,220)	36,500
Total financial liabilities, net	(621,962)	(634,312)	12,350

The consolidated financial position, net (that is: Cash and cash equivalents, net of funds to be paid to clients, plus Financial investments and DFI less Borrowings) is debt and amounted to $621,962 as of June 30, 2023, which represents a decrease of $12,350 compared to December 31, 2022.

•	CAPEX in PP&E and Intangible Assets and Rights of use assets additions

CAPEX and Rights of use assets additions composition 1H23 and 1H22 is as follows:

	In millions of $		Variation
	1H23	1H22	$	%
PP&E	58,787	79,362	(20,575)	(25.9)
Intangibles assets	2,741	4,008	(1,267)	(31.6)
Total CAPEX	61,528	83,370	(21,842)	(26.2)
Rights of use assets	20,516	14,069	6,447	45.8
Total	82,044	97,439	(15,395)	(15.8)

The Company and its subsidiaries’ main CAPEX projects are related to the expansion of cable TV and internet services in order to improve the transmission and speed offered to customers; the deployment of 4G and the expansion of 5G services to support the growth of mobile Internet services, improvement of the quality service together with the launch of innovative Value-Added Services (“VAS”).

In terms of infrastructure, during 2023 we continued to improve the services we provide by deploying the 4G / LTE network, together with the technological reconversion of our 2G / 3G networks to 4G and LTE, and the deployment of fiber optics to connect homes with Broadband, which also had an impact on fixed and data network. The deployment of 4G/LTE reached a coverage of 97% of urban population, in 2,028 localities as of June 30, 2023. Additionally, we reached a coverage of 98% of the population of major cities of Argentina, as of such date. Our customers with access to our 4G network, according to the latest benchmark of June 2023 carried out by Ookla, perceive a better service experience reaching average speeds of 34 Mbps, compared to 27 Mbps in the same period of 2022. On the other hand, approximately 63% of the calls are made by Volte, a technology that allows making and receiving voice calls over the 4G Network with substantial improvements in audio and video quality.

Additionally, we continued to deploy the mobile sites connectivity in order to achieve better quality and capacity, replacing radio links with high capacity fiber optics connections. Finally, the plan to connect remote and low-density areas through satellite backhaul continued.

V

3.	Telecom Group’s activities for the three-month periods ended June 30, 2023 (“2Q23”) and 2022 (“2Q22”)

		Variation
	2Q23	2Q22	$	%
Revenues	251,350	273,566	(22,216)	(8.1)
Operating costs without depreciation, amortization and impairment of fixed assets	(185,100)	(202,177)	17,077	(8.4)
Adjusted EBITDA	66,250	71,389	(5,139)	(7.2)
Depreciation, amortization and impairment of fixed assets	(86,558)	(92,968)	6,410	(6.9)
Operating loss	(20,308)	(21,579)	1,271	(5.9)
Earnings from associates and joint ventures	(1,337)	7	(1,344)	n/a
Financial results, net	2,777	26,917	(24,140)	(89.7)
Income (loss) before income tax expense	(18,868)	5,345	(24,213)	n/a
Income tax benefit	23,019	3,334	19,685	n/a
Net income	4,151	8,679	(4,528)	(52.2)

Attributable to:
Controlling Company	3,473	7,897	(4,424)	(56.0)
Non-controlling interest	678	782	(104)	(13.3)
	4,151	8,679	(4,528)	(52.2)

Basic and diluted income per share attributable to the Controlling Company (in Argentine pesos)	1.61	3.67

Revenues in 2Q23 amounted to $251,350 and operating costs (without depreciation, amortization and impairment of fixed assets) amounted to $185,100, therefore, adjusted EBITDA amounted to $66,250 (equivalent to 26.4% of consolidated revenue in 2Q23 vs. 26.1% in 2Q22). Depreciation, amortization and impairment of fixed assets amounted to $86,558 (equivalent to 34.4% of consolidated revenues) and operating loss amounted to $20,308 (equivalent to -8.1% of consolidated revenue in 2Q23 vs. -7.9% in 2Q22).

Services revenues amounted to $230,619 in 2Q23 -equivalent to 91.8% of consolidated revenues-, and equipment revenues amounted to $20,731 in 2Q23 –equivalent to 8.2% of consolidated revenues.

Mobile services revenues amounted to $101,189 in 2Q23 –equivalent to 43.9% of consolidated services revenues– which were mainly generated by Personal’s customers in Argentina.

Internet services revenues amounted to $52,257 in 2Q23 –equivalent to 22.7% of consolidated services revenues.

Cable television services revenues amounted to $45,273 in 2Q23 –equivalent to 19.6% of consolidated service revenues– and they are mainly composed of services revenues provided in Argentina and Uruguay.

Finally, Fixed and data services revenues amounted to $29,887 in 2Q23 –equivalent to 13% of consolidated service revenues.

Operating costs without depreciation, amortization and impairment of fixed assets amounted to $185,100 in 2Q23, being the main components, employee benefit expenses and severance payments (amounted to $60,332); fees for services, maintenance, materials and supplies (amounted to $33,132); taxes and fees with the Regulatory Authority (amounted to $19,449); and commissions and advertising (amounted to $16,006).

Financial results, net amounted to a gain of $2,777 in 2Q23, mainly due to net foreign exchange gains, measured in real terms, amounting to $2,645, the net gain on restatement in current currency amounting to $16.850, and other interests, net and other investments results amounting to $1,301, partially offset by losses on operations with notes and bonds amounting to $4,821, interests on financial debts amounting to $9,621, and other financial results amounting to $3,577.

Income tax gain amounted to $23,019 in 2Q23. Therefore, Telecom Argentina obtained a net income amounting to $4,151 in 2Q23, which represents 1.7% of consolidated revenues.

Net income attributable to the controlling shareholders amounted to $3,473 in 2Q23.

VI

4.	Summary of comparative consolidated statements of financial position

	June 30,
	2023	2022	2021	2020	2019
Current assets	183,726	154,593	288,804	407,005	325,356
Non-current assets	2,348,064	2,869,118	3,032,159	3,116,526	3,152,953
Total assets	2,531,790	3,023,711	3,320,963	3,523,531	3,478,309
Current liabilities	451,092	466,889	444,499	681,367	466,395
Non-current liabilities	868,451	950,108	1,169,594	970,129	906,828
Total liabilities	1,319,543	1,416,997	1,614,093	1,651,496	1,373,223
Equity attributable to the Controlling Company	1,186,306	1,583,373	1,681,541	1,844,790	2,079,063
Equity attributable non-controlling interest	25,941	23,341	25,329	27,245	26,023
Total Equity	1,212,247	1,606,714	1,706,870	1,872,035	2,105,086
Total liabilities and equity	2,531,790	3,023,711	3,320,963	3,523,531	3,478,309

5.	Summary of comparative consolidated income statements

	1H23	1H22	1H21	1H20	1H19
Revenues	517,253	570,376	636,389	696,419	718,266
Operating costs	(541,386)	(588,776)	(617,639)	(619,479)	(647,318)
Operating income (loss)	(24,133)	(18,400)	18,750	76,940	70,948
Earnings from associates and joint ventures	(811)	310	407	1,145	1,250
Financial results, net	26,759	83,411	65,720	(50,202)	36,586
Income before income tax expense	1,815	65,321	84,877	27,883	108,784
Income tax benefit (expense)	37,592	3,404	(90,789)	(17,475)	(57,776)
Net income (loss)	39,407	68,725	(5,912)	10,408	51,008
Other comprehensive loss, net of tax	(984)	(5,867)	(7,610)	(5,646)	(16,074)
Total comprehensive income (loss)	38,423	62,858	(13,522)	4,762	34,934
Attributable to Controlling Company	36,908	62,758	(12,952)	4,637	37,239
Attributable to non-controlling interest	1,515	100	(570)	125	(2,305)

6.	Summary of comparative consolidated statements of cash flow

	1H23	1H22	1H21	1H20	1H19
Net cash flows provided by operating activities	134,137	163,327	199,170	251,024	247,273
Net cash flows used in investing activities	(118,756)	(157,903)	(208,460)	(125,157)	(134,554)
Net cash flows used in financing activities	(12,986)	(13,040)	(11,010)	(24,820)	(27,493)
Net foreign exchange differences and RECPAM on cash and cash equivalents	(1,845)	(4,258)	(3,758)	5,698	(10,870)
Total cash and cash equivalents (used) provided during the period	550	(11,874)	(24,058)	106,745	74,356

7.	Statistical data (in physical units in index-term)

	06.30.23	06.30.22	06.30.21	06.30.20	06.30.19
Cable TV Subscribers (i)	96.1%	100.7%	101.5%	100.2%	99.8%
Internet Access (ii)	100.6%	104.1%	104.2%	101.1%	101.7%
Fixed telephony services lines (ii)	77.1%	81.0%	83.6%	84.2%	89.4%
Personal Mobile telephony services lines (ii)	108.7%	105.7%	101.5%	99.1%	97.0%
Núcleo’s customers (ii)	104.6%	102.4%	96.0%	95.4%	97.5%

(i)	Base December 2013= 100

(ii)	Base December 2017= 100

8.	Consolidated ratios

	06.30.23	06.30.22	06.30.21	06.30.20	06.30.19
Liquidity (1)	0.41	0.33	0.65	0.60	0.70
Solvency (2)	0.92	1.13	1.06	1.13	1.53
Locked-up capital (3)	0.93	0.95	0.91	0.88	0.91

1)	Current assets/Current liabilities.

2)	Total equity/Total liabilities.

3)	Non-current assets/Total assets.

9.	Outlook

Telecom is part of a key industry for the country's economic development and its regional and global projection, with a major role in creating value not only for the different verticals of the Industry 4.0 but also in people's everyday lives, and in generating the talent required for the evolution of society.

VII

We are proud to have maintained, during the first half of this year, an unwavering commitment to providing our customers with the best comprehensive ecosystem of digital, connectivity, and entertainment services.

To fulfill this commitment, it is necessary to consolidate the sustainability of the Company’s operations, which are affected by the macroeconomic variables of Argentina in a year marked by national elections. The context has forced us to focus on the optimization of processes and efficiencies, in order to face a complex circumstantial scenario, characterized by unpredictability, inflation acceleration, exchange rate instability, and increased interest rates, in addition to difficulties in accessing the foreign exchange market for the purchase of technological equipment, among others, due to the scarcity of foreign exchange in the country.

On the other hand, there is still an uncertain scenario for ICT companies generated by Emergency Decree No. 690/20, whereby the PEN declared ICT Services as public services subject to competition. In this context, the injunction ordering the suspension of the application of the Emergency Decree for a period of six months is in force until September 2023.

The Company, like other links in the value chain of the ICT industry, requires constant equalization between its sources of revenues in pesos and the need to make intensive dollarized investments. Investments that are essential for infrastructure maintenance and deployment that currently nourishes the connectivity and communications of our clients, as well as -and mainly- in view of the potential of the technological evolution towards fifth generation networks.

At Telecom, we continue to prepare ourselves to embrace the challenges posed by the 5G ecosystem, an exponential technological change, the base of digital transformation, a catalyst for competitiveness among countries, and a significant enabler of the knowledge economy and value creation across industries, cities, and entrepreneurs.

We continue to deploy a solid and continuous investment plan that has enabled technological evolution, not only to grow but also to maintain the quality of service we provide to our over 30 million customers. Our focus remains on expanding and boosting our fixed and mobile networks with the latest technology, enhancing broadband coverage and capacity, while furthering our evolution towards the full digitalization of our operations.

To face the challenge of connecting Argentines and offering them state-of-the-art digital services, the Company will continue to analyze the evolution of international markets in search of financing opportunities in line with its financial strategy, and access local capital markets and/or apply for bank loans with local entities to meet its financial needs and drive the investment plan.

We continue to analyze opportunities to position ourselves as a leader in digital services, in our transformation path towards becoming a tech-co company with regional projection. With the acquisition of a 50% interest in OPHC, we seek to strengthen our presence in the fintech market with a strong focus on consolidating our local business and regionalizing financial technology solutions. In addition, Personal's e-wallet, Personal Pay, continues to gain ground in the Argentine market by adding services that contribute to the growth of our customer portfolio.

Our digital transformation facilitates the evolution of the Company's operational model, incorporating technological enablers that bring innovation, such as automation processes, artificial intelligence, cloudification, and big data management, to continue scaling the digitalization of operations efficiently and swiftly. These enablers drive us to expand our footprint in new businesses supported by the digital economy, based on IoT solutions, Fintech, cybersecurity, entertainment, and smart home.

In line with its purpose, the Company will continue to drive the growth of the digital economy, expand talent, and accompany the evolution of various variables such as energy efficiency, which are pillars of sustainable management. Along this path, we continue to build the future.

Carlos Moltini

Chairman of the Board of Directors

VIII

CORPORATE INFORMATION

•	INDEPENDENT AUDITORS Price Waterhouse & Co S.R.L. (member of PricewaterhouseCoopers)

BYMA

	Market quotation ($/share)		Volume of shares
Quarter	High	Low	traded (in millions)
2Q22	246.90	202.60	4.2
3Q22	298.85	234.55	7.8
4Q22	368.80	241.05	9.8
1Q23	499.50	332.25	8.4
2Q23	687.45	390.73	7.0

NYSE*

	Market quotation (US$/ADR)		Volume of ADRs
Quarter	High	Low	traded (in millions)
2Q22	6.58	4.51	6.9
3Q22	5.00	3.82	7.8
4Q22	5.45	3.85	6.7
1Q23	6.70	4.24	8.2
2Q23	6.72	4.71	6.5

* Calculated at 1 ADR = 5 shares

•	INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina
Telecom Argentina S.A.
Investor Relations Division
General Hornos 690
(1272) Autonomous City of Buenos Aires
Argentina
https://inversores.telecom.com.ar/ar/es/contacto.html

Outside Argentina
JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11.
New York, NY10179 Attn: Depositary Receipts Group Tel: +1 212 622 5935

•	INTERNET http://institucional.telecom.com.ar/inversores/

•	DEPOSIT AND TRANSFER AGENT FOR ADSs

JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11
New York, NY10179
Attn: Depositary Receipts Group adr@jpmorgan.com – www.adr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	August 14, 2023	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations